United States securities and exchange commission logo





                             October 19, 2023

       Man Tak Lau
       Director and Chairman of the Board of Directors
       Linkers Industries Ltd
       Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

                                                        Re: Linkers Industries
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
22, 2023
                                                            CIK 1972074

       Dear Man Tak Lau:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 submitted September 22, 2023

       General

   1. We note from page iv that you commissioned a report from Ken Research. Please file their consent as an
exhibit.
   2. We note that you are a foreign private issuer offering voting securities in the United
                                                        States. Please tell us
how would the company determine whether more than 50 percent of its outstanding voting
securities are owned of record by U.S. residents for purposes of satisfying the foreign
private issuer definition. See Securities Act Rule 405 and Exchange
                                                        Act Rule 3b-4;
Securities Act Rules Compliance and Disclosure Interpretation 203.17.
       Industry and Market Data, page 34

   3. You state that Ken Research Private Limited analysis shows that high inflation rates may negatively affect the
major appliances market in Asia-Pacific and Western Europe. Please
 Man Tak Lau
Linkers Industries Ltd
October 19, 2023
Page 2
      expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Use of Proceeds, page 39

4. Please revise the first bullet to discuss in greater detail the potential acquisitions and joint ventures.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
46

5. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Diversified customer base, page 60

6. Please identify the "key customers who are renowned global brand name manufacturers and OEMs." Also reconcile the "diversified customer base" with the concentration of revenue percentages on page 17.
Management, page 81

7. Please update your disclosure to include compensation disclosure for your executive officers.
Board of Directors, page 84

8. Please reconcile your disclosure here that a majority of your board will not be independent with your disclosure that you do not intend to rely on controlled company provisions you cite.
       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,
FirstName LastNameMan Tak Lau
                                                               Division of
Corporation Finance
Comapany NameLinkers Industries Ltd
                                                               Office of
Manufacturing
October 19, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName